UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 11, 2023 titled “GeoPark Announces First Quarter 2023 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2023 OPERATIONAL UPDATE

DELIVERING ON SHAREHOLDER RETURNS & STRENGTHENING THE BALANCE SHEET

Bogota, Colombia – April 11, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announces its operational update for the three-month period ended March 31, 2023 (“1Q2023”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Oil and Gas Production

•	Consolidated average oil and gas production down 4% to 36,578 boepd[1], below its production potential of approximately 39,500-40,500 boepd, as previously announced on March 8, 2023, mainly due to temporarily shut-in production and localized blockades in the CPO-5 block (GeoPark non-operated, 30% WI) in Colombia

•	Currently producing approximately 38,000 boepd

Llanos Basin

Llanos 34 block (GeoPark operated, 45% WI):

•	Average gross production of 54,799 bopd

•	Four drilling and four workover rigs currently in operation

•	GeoPark drilled its first horizontal development well in the block in the Tigana field

-	Production tests initiated in late March 2023

-	The well was drilled within time and budget to a total depth of 13,862 feet and a horizontal lateral length of 1,270 feet

-	The well is currently producing over 3,000 bopd with 0.01% water cut from the Mirador formation

-	Based on these results, GeoPark is evaluating drilling additional horizontal wells in 2023

•	The Llanos 34 block is currently producing approximately 57,000 bopd

CPO-5 block:

•	Average gross production of 16,707 bopd, below its production potential of approximately 25,000-26,000 bopd gross, due to shut-in production of the Indico 6 and Indico 7 wells and to a lesser extent, localized blockades, as previously announced on March 8, 2023

•	The operator expects to resume production in the Indico 6 and Indico 7 wells in May 2023

-	These two wells were drilled in late 2022 and together tested over 11,000 bopd gross (or 3,300 bopd net to GeoPark)

-	The two wells remained shut in for most of 1Q2023[2] after the regulator (ANH) requested the operator suspend production until definitive surface facilities are completed
•	Overall production and operations in the block affected for 9 days in 1Q2023 due to localized blockades

•	Yarico 1 exploration well, targeting an exploration prospect adjacent to the Mariposa field, reached total depth in March 2023

-	According to petrophysical logging interpretation, the well encountered reservoir in the Guadalupe formation, with no evidence of hydrocarbons and depending on injectivity evaluations, may be converted to a disposal well in the future
•	Drilling activities are expected to continue with the Halcon 1 well, targeting an exploration prospect in the northern part of the block, adjacent to the Llanos 34 block, expected to be spudded in 3Q2023

1 Percentages are calculated adjusting for divestments in Argentina in 1Q2022.

2 Indico 6 was shut in in December 2022 and Indico 7 was shut in in early January 2023.

Llanos 87 block (GeoPark operated, 50% WI):

•	Tororoi 1 exploration well reached total depth in December 2022

-	Production tests in the Mirador formation started in March 2023 and the well is currently producing 240 bopd of light oil with a 1% water cut
•	Zorzal 1 exploration well reached total depth in February 2023

-	Preliminary logging information indicates hydrocarbons in the Barco formation

-	Initial production tests flowed light oil from the Barco formation
-	Results so far are inconclusive, additional production tests are expected to continue in the next few weeks
•	Picabuey 1 and Koala 1 exploration wells reached total depth in 1Q2023

-	The wells encountered reservoirs in the Barco and Ubaque formations with no evidence of hydrocarbons and the wells were abandoned

Llanos 123 and Llanos 124 blocks (GeoPark operated, 50% WI):

•	Civil works and other activities currently underway in order to spud 2-3 exploration wells in 2Q2023

Putumayo Basin

Platanillo block (GeoPark operated, 100% WI):

•	Platanillo Norte 1 development well reached total depth in February 2023

-	Preliminary logging information indicated hydrocarbons in the U and N formations
-	Production tests in the U formation started in February 2023, currently producing 400 bopd
•	Average gross production of 2,277 bopd

Put-8 block (GeoPark operated, 50% WI):

•	Currently working on environmental licensing for the Bienparado exploration prospect

Enhanced ESG Performance and Recognition

•	2022 emissions intensity decreased by 34% to 12.1 kg CO2e/boe[3] (or a 40% decrease to 9.7 kg CO2e/boe in core Llanos 34 block) due to the interconnection of the Llanos 34 block to Colombia’s national power grid and the start of operations of the solar plant

•	Launched a biodiversity data management training program for local companies in Colombia to provide valuable inputs for flora and fauna restoration and preservation

•	Multi-year improvement on key safety indicators: Lost Time Injury Rate, Total Recordable Injury Rate, and Motor Vehicle Crash Rate decreased by an average of 50% in the past four years

Delivering on Shareholder Returns and Strengthening the Balance Sheet

•	Quarterly dividend of $0.13 per share, or $7.5 million, paid on March 31, 2023 (or an annualized dividend of approximately $30 million, a 4.4% dividend yield4)

•	Acquired 0.6 million shares (over 1% of shares outstanding) for $7.5 million in 1Q2023

•	Cash-in-hand of $145 million[5] as of March 31, 2023 ($129 million as of December 31, 2022)

2023 Work Program: Growing Production, Drilling More Wells and Giving Back to Shareholders

•	2023 production guidance of 39,500-41,500 boepd (assuming no production from the exploration drilling program)

•	Self-funded 2023 capital expenditures program of $200-220 million to drill 50-55 gross wells (including 10-15 low-risk high-potential exploration and appraisal wells)

•	At $80-90 per bbl Brent, GeoPark expects to generate an Adjusted EBITDA of $510-580 million and a free cash flow of $120-140 million[6]

•	Targeting to return approximately 40-50% of free cash flow after taxes to shareholders

3 Scopes 1 and 2.

4 Based on GeoPark’s average market capitalization during March 2023.

5 Unaudited.

6 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024. The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of its necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast.

Upcoming Catalysts

•	Drilling 10-12 gross wells in 2Q2023, targeting development and exploration projects in the Llanos basin in Colombia

•	Exploration drilling includes 2-3 new gross wells in the Llanos basin (Llanos 123 and Llanos 124 blocks)

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2023, as compared to 1Q2022:

	1Q2023			1Q2022
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.

Colombia	32,580	32,503	461	33,738	-3%
Ecuador	990	990	-	190	+421%
Chile	1,988	292	10,178	2,279	-13%
Brazil	1,020	16	6,025	1,815	-44%
Argentina[b]	-	-	-	604	-
Total (as reported)	36,578	33,801	16,664	38,626	-5%
Total (pro forma)[c]	36,578	33,801	16,664	38,022	-4%

a)	Includes royalties paid in kind in Colombia for approximately 1,665 bopd in 1Q2023. No royalties were paid in kind in Ecuador, Chile or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 288 bopd.

b)	Argentina blocks were divested on January 31, 2022.

c)	Pro forma production in 1Q2022 excludes production from divested blocks in Argentina (completed in January 2022).

Quarterly Production

(boepd)	1Q2023	4Q2022	3Q2022	2Q2022	1Q2022
Colombia	32,580	33,749	33,338	34,253	33,738
Ecuador	990	1,259	1,194	634	290
Chile	1,988	2,291	2,425	2,358	2,279
Brazil	1,020	1,134	1,439	1,695	1,815
Argentina	-	-	-	-	604
Total [a]	36,578	38,433	38,396	38,940	38,726
Oil	33,801	35,451	34,875	35,238	34,542
Gas	2,777	2,982	3,521	3,702	4,184
a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Oil and Gas Production Update

Consolidated:

Oil and gas production in 1Q2023 was 36,578 boepd. Adjusting for divestments in Argentina (completed on January 31, 2022), consolidated oil and gas production decreased by 4% compared to 1Q2022, due to lower production in Colombia, Chile and Brazil, partially offset by higher production in Ecuador. Oil represented 92% and 89% of total reported production in 1Q2023 and 1Q2022, respectively.

Colombia:

Average net oil and gas production in Colombia decreased by 3% to 32,580 boepd in 1Q2023 compared to 33,738 boepd in 1Q2022, resulting from lower production in the Llanos 34 and Platanillo blocks, partially offset by higher production in the CPO-5 block.

Oil and gas production highlights in GeoPark’s main blocks in Colombia:

•	Llanos 34 block net average production decreased by 7% to 24,659 bopd (or 54,799 bopd gross) in 1Q2023 compared to 1Q2022. Production and operations have been gradually normalizing after localized blockades and failures in electric submersible pumps affected overall production and caused delays in completing and testing new wells in 4Q2022. The Llanos 34 block is currently producing approximately 57,000 bopd gross

•	CPO-5 block net average production increased by 10% to 5,012 bopd (or 16,707 bopd gross) in 1Q2023 compared to 1Q2022. As previously announced on March 8, 2023, production in 1Q2023 was below its production potential of 25,000-26,000 bopd gross due to shut-in production of the Indico 6 and Indico 7 wells and to a lesser extent, localized blockades in early March 2023 that affected production for 9 days in 1Q2023

•	Platanillo block average production decreased by 2% to 2,277 bopd in 1Q2023 compared to 1Q2022

Recent Activity in the Llanos and Putumayo Basins

Llanos 34 Block

•	GeoPark drilled its first horizontal development well in the Llanos 34 block in the Tigana field

-	Production tests started in late March 2023
-	The well was drilled within time and budget to a total depth of 13,862 feet and a horizontal lateral length of 1,270 feet
-	Currently producing over 3,000 bopd with 0.01% water cut from the Mirador formation
-	GeoPark is evaluating drilling additional horizontal wells in the Llanos 34 block in 2023

CPO-5 Block

•	The operator is currently executing required civil works and expects to resume production in the Indico 6 and Indico 7 wells in May 2023

-	These two wells were drilled in late 2022 and together tested over 11,000 bopd gross
-	The two wells remained shut in for most of 1Q2023[7] after the regulator (ANH) requested the operator suspend production until definitive surface facilities are completed
•	Yarico 1 exploration well, targeting an exploration prospect adjacent to the Mariposa field, reached total depth in March 2023

-	According to petrophysical logging interpretation, the well encountered reservoir in the Guadalupe formation, with no evidence of hydrocarbons and depending on injectivity evaluations, may be converted to a disposal well in the future
-	Drilling activities are expected to continue with the Halcon 1 well, targeting an exploration prospect in the northern part of the block, adjacent to the Llanos 34 block.

-	The Halcon 1 exploration well is expected to be spudded in 3Q2023

7 Indico 6 was shut in in December 2022 and Indico 7 was shut in in early January 2023.

Llanos 87 Block

•	Tororoi 1 exploration well reached total depth in December 2022

-	Production tests in the Mirador formation started in March 2023, and the well is currently producing 240 bopd of light oil with a 1% water cut
•	Zorzal 1 exploration well reached total depth in February 2023

-	Preliminary logging information indicated hydrocarbons in the Barco formation
-	Initial production tests flowed light oil from the Barco formation
-	Results so far are inconclusive and additional production tests are expected to be carried out in the next few weeks
•	Picabuey 1 and Koala 1 exploration wells reached total depth in 1Q2023

-	The wells encountered reservoirs in the Barco and Ubaque formations with no evidence of hydrocarbons and the wells were abandoned

Llanos 123 and Llanos 124 Blocks

•	Civil works and other pre-drilling activities currently underway, targeting to spud 2-3 exploration wells in 2Q2023

Platanillo Block

•	Platanillo Norte 1 development well reached total depth in February 2023

-	Preliminary logging information indicated hydrocarbons in the U and N formations
-	Production tests in the U formation started in February 2023, currently producing 400 bopd

Put-8 block

•	Currently working on environmental licensing for the Bienparado exploration prospect

Ecuador:

Average net oil production in Ecuador before the Government’s share reached 990 bopd in 1Q2023 (approximately 702 bopd after the Government’s share), compared to 290 bopd in 1Q2022.

The Government’s production share varies with oil prices and is approximately 30-40% considering an Oriente crude oil price of $70-100 per bbl.

GeoPark and its joint venture partner are currently evaluating future development and exploration activities to be carried out in the Perico (GeoPark non-operated, 50% WI) and Espejo (GeoPark operated, 50% WI) blocks.

Chile:

Average net production in Chile decreased 13% to 1,988 boepd in 1Q2023 compared to 2,279 boepd in 1Q2022, resulting from lower oil and lower gas production levels due to the natural decline of the fields and limited drilling activities. The production mix was 85% natural gas (vs 83% in 1Q2022) and 15% light oil (vs 17% in 1Q2022).

Oil production has been further reduced since early March 2023 due to ongoing commercial negotiations with the Company’s off-taker, and as a result, Chile is currently producing approximately 1,700-1,800 boepd.

Brazil:

Average net production in the Manati field in Brazil decreased 44% to 1,020 boepd in 1Q2023 compared to 1,815 boepd in 1Q2022 due to limited gas demand and the natural decline of the field.

The production mix was 99% natural gas and 1% oil and condensate in both 1Q2023 and 1Q2022.

OTHER NEWS

Reporting Date for 1Q2023 Results Release, Conference Call and Webcast

GeoPark will report its 1Q2023 financial results on Wednesday, May 3, 2023, after the market close.

In conjunction with the 1Q2023 results press release, GeoPark management will host a conference call on May 4, 2023, at 10:00 am (Eastern Daylight Time) to discuss the 1Q2023 financial results.

To listen to the call, participants can access the webcast located in the “Invest with Us” section of the

Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/236589020

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 404 975 4839

International Participants: +1 929-526-1599

Passcode: 572781

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the “Invest with Us” section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief, or current expectations, regarding various matters, including expected future financial performance, capital expenditures, expected adjusted EBITDA and free cash flow generation, expected production guidance, drilling activities, demand for oil and gas, oil and gas prices, our work program and investment guidelines, regulatory approvals, reserves, exploration resources, the discretionary share buyback program and shareholder returns. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: April 12, 2023